Item 77M

Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended December 31, 2010

Sub-Item 77M:  Mergers

Akros Absolute Return Fund (the “Akros Fund” or the “Acquired Fund”) was a series of the Trust for Professional Managers.  The Board of Trustees of the Trust for Professional Managers, after careful consideration, approved the reorganization of the Akros Fund into the Quaker Akros Absolute Strategies Fund (the “Surviving Fund” and, together with the Akros Fund, the “Funds”), which is a series of the Quaker Investment Trust.  The Funds pursue similar investment objectives, possess substantially similar investment strategies, and are managed by the same portfolio manager.

At the close of business on October 4, 2010, the Acquired Fund transferred its assets to the Surviving Fund.  On that date, shareholders of the Acquired Fund received Class A Shares of the Surviving Fund equal in aggregate net asset value to shares of the Acquired Fund.  The front-end sales load applicable to Class A Shares of the Surviving Fund was not charged for the reorganization (nor will it be charged on future purchases of the Surviving Fund made by shareholders of the Acquired Fund). Those Class A Shares may then be exchanged for Institutional Class Shares of the Surviving Fund, which have no sales load and do not have a Rule 12b-1 fee.